

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

Dale Paisley
Chief Financial Officer
HealthMed Services Ltd.
1250 Oakmead Parkway
Sunnyvale, CA 94085

      Re: **HealthMed Services Ltd.**
            Form 10-K for Fiscal Year Ended December 31, 2009
            File No. 333-152439

Dear Mr. Paisley:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    /s/ Barbara C. Jacobs

                    Barbara C. Jacobs
                    Assistant Director